INVEST IN **PAPUMBA**

The safe digital playground for children



papumba.com Miami FL

Technology Childcare

LEAD INVESTOR



Matias Woloski Co-Founder of Auth0

My children started using Papumba at age two. Instead of just watching YouTube, they enjoy drawing, painting, practice writing letters, and even learning about basic physics, among many other things. After meeting the hardworking and talented Papumba team, I became even more excited to support this amazing educational platform for kids. They know how to execute and they their visionary roadmap, which embraces the power of AI, promises a bright future for young learners!

Invested $50,000 this round

Highlights

1. $1.5M Total Revenue in 2022
2. Lead investor is CTO and Co-Founder of Auth0 ($6.5B exit)
3. +37,000 Active Paying Subscribers
4. Traction in Huge Markets: 60% USA, Brazil, Mexico, and China
5. Raised $2m in Funding and already generated over $3.5m in Revenue
6. 20-person Team of Talented Professionals from Successful Startups

Our Team



Gonzalo Rodriguez CEO

Product First Founder with 10 years of experience in Gaming. Comms Major with a thesis on Early Childhood Education. Father of Alfon



Pablo Capurro CSO

3rd time founder with two previous exits (SUMA+ & DENTSU Aegis Network). Father of Mora, Ana & Bruno



Ariana Scasserra Product Lead

Growth Specialist with +7 years experience in the FMCGs Consulting & Analytics and Education industries. BA in Economics, pursuing an MBT.



Juan Carlos Granados Lead Software Engineer

Tech Lead - Game developer with 7 years of experience developing Unity games including Art (3d , 2d) and programming (Frontend, Backend) , Game Racing fan.



Macarena Sabalza User Acquisition Manager

Over 6 years of experience in Performance Marketing & Mobile Growth. Becoming mother of Federica this year



Martín Almeida Business Inteligence Lead

Data and product analytics enthusiast with a startup mindset and over 15 years of experience. Proud father of Magali.



Micaela Ahedo Product Lead

MSc in Econometrics and data enthusiast. + 7 years of experience as a client consultant for FMCGs, Telecommunications and Government industries.



Andrés Ballone Content Manager



Content manager in the edtech industry with over 10 years of experience creating and managing educational content. I'm passionate about technology and education.

Invest in the Future of Education

Join us on Papumba's journey - the educational app that has been selected by Apple as one of the top 10 apps for kids in the world in 2022! We're proud to be reshaping the way parents and kids engage with technology through our extensive collection of games, books, videos, yoga, and more





What is Papumba, the app for children that Apple awarded globally?

It's 2023, and the State of Tech for Families with Young Kids is Shocking



Children spend an average of 90 hours each month watching low-quality videos, while parents struggle to balance their busy lives with managing their children's screen time and digital experiences.

Parents often rely on technology, but the lack of quality and safe options means they are left with few good choices.

Parents lack a parenting tool that can create shared learning moments and take an engaged role in their learning and development.



So, we built Papumba

An app in which kids learn and helps parents take an active role in their education.





Papumba offers an all-in-one app for families, including educational games, books, audiostories, videos, and yoga classes. With quality and secure options for children's digital experiences, we're committed to making screen time a positive and enriching experience for families and help parents take an active role in their education.

Papumba is an established product with significant traction, including:

At Papumba, we have over 37,000 paying subscribers, $1.5M in annual revenue, and were named one of Apple's top 10 global apps for kids. Our Conversion Rate from Free Trial to a Paid Customer is an impressive 65%, and we generate revenue from major markets like the USA, Brazil, China, and Mexico.



Best of all, We have achieved this level of success by prioritizing our product and team. By investing over 90% of our budget in these areas, we have been able to build a strong foundation that enables us to continue to innovate and deliver value to our customers.



How can Papumba help you as a parent?

Our all-in-one subscription model allows Papumba to become a part of your daily routine, making it easy to fit quality time with your kids into even the busiest schedules. And with our focus on promoting autonomous play, you can relax knowing your child engages with high-quality, safe, educational content.



Papumba: A Sustainable Startup

At Papumba, we've reached an essential milestone - **we've hit operational break-even!** This may sound technical, but it's really straightforward. With the $2M investment from our wonderful backers, we've developed a platform featuring over 1,000 activities, supported by a committed team of 20 full-time staff. But here's the exciting part - our revenue of $3.5M now matches our operational expenses. In simpler words, the income we make from our business perfectly covers our costs, allowing us to stand on our own feet. This demonstrates the confidence parents and children have in us, and it also proves the robustness of our business model.



We've generated $3.5 million in revenue, with $1.5 million earned in the last year alone.

Our Brand, Our Characters: Papumba's Original Content

At Papumba, all our original content is designed and developed in-house by our talented team, including **our beloved dog 'Coco' and his squad of friends.**



MEET THE
Papumbasquad
Lio
David
Coco
Emma

By creating our own content, we provide high-quality educational experiences and unlock opportunities in TV, in-flight entertainment, Spotify, YouTube, and other platforms. Our proprietary rights position Papumba for growth and success.

Papumba's Achievements to Date

At Papumba, we're committed to building a platform that provides the best possible experience for parents and their children.

Our focus has been on finding product-market fit and learning how to scale. We're proud to say that we've made significant strides in both areas, as evidenced by the following achievements:



Product-Market Fit
7% Conversion Rate
from install to paid customer, which is among the best in the world.
4.6 rating
With over 40.000 reviews, a testament to the high quality of our content and platform.
60% of subscribers from huge markets
US, Brazil, Mexico, and China.

Scale

Papumba's Achievements to Date

At Papumba, we're committed to building a platform that provides the best possible experience for parents and their children.

Our focus has been on finding product-market fit and learning how to scale. We're proud to say that we've made significant strides in both areas, as evidenced by the following achievements:





Our top-tier investors and advisors are a critical part of Papumba's success. With unicorn founders like the **former CEO and co-founder of Despegar and the** former **CTO and co-founder of Auth0, along with** advisors like Jessi Dunne, former **SVP & GM Consumer Products at Disney and Mattel, and Nicolas Scafuro, former Director of Product Innovation at Netflix,** we have invaluable support and guidance to help us scale our model and continue to provide high-quality and innovative content for families worldwide.



Social Proof: Our Happy Customers

At Papumba, we're proud of the platform we've built and its impact on families worldwide. But don't just take our word for it - our customers love us too! **With over 40,000 parents endorsing our app in 18 languages, our app has received high praise in the App Store and Google Play, with an overall rating of 4.6.**




Developer Response,
Hello, Kenika! Thank you so much for yo more
Developer Response,
Hello, JKnadian! Thank you very much fo more

Our Business Model and Projections

At Papumba, we have a **simple business model: we offer a monthly and yearly in-app subscription.** With a conservative projection of 2x growth year-over-year, we aim to hit 500,000 paying subscribers and $30 million in revenue within three years. *(not guaranteed)*


Our revenue model is 100% subscription-based.
One plan for the whole family.
Pricing strategy
Basic plans with $0 cost
Subscriptions offer both a Monthly and an Annual Plan.
Basic Plan
2 Games available
1 Bedtime Story
2 Educational Videos
2 Games available
1 kid profile
Hobbyist
Free
Premium
500 Games available
All Bedtime Stories
All Educational videos
Yoga Classes
Up to 4 kid profiles
Loyal Customers
$9/month

Our Next Steps and Invitation

At Papumba, we're excited about the future and the potential to bring our platform to even more families around the world. We've created an app that parents and kids love, which has grown organically without significant marketing investment. Now, we're ready to take the next steps and scale our platform to reach millions of parents.


With this round of funding, we plan to:
Double our subscriber base in 12 months
Multiply our catalog of books, educational videos, yoga classes, and more.
Launch Web Acquisition Funnel

Forward-looking projections cannot be guaranteed.

By investing in Papumba, you'll be supporting a team that is passionate about making a difference in the lives of families around the world. With your help, we can continue to drive our mission forward and bring Papumba to even more families. We're excited to have you on board!

Bonus

Playtesting Session


Papumba Academy - PlayTesting Session
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